CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Market-Linked Notes due 2017	$1,313,550	$150.53

Pricing Supplement No. 1,064 Registration Statement No. 333-156423 Dated November 15, 2011 Filed Pursuant to Rule 424(b)(2)
Morgan Stanley Market-Linked Notes
Linked to the Dow Jones Industrial AverageSM due November 21, 2017

Investment Description

Morgan Stanley Market-Linked Notes (the “Notes”) Linked to the Dow Jones Industrial AverageSM are unsubordinated, unsecured debt securities issued by Morgan Stanley linked to the performance of the Dow Jones Industrial AverageSM (the "underlying index"). If the index return is positive over the term of the Notes, Morgan Stanley will pay you at maturity the principal amount plus a return based on 111% participation in the positive return of the underlying index.  If the index return is zero or negative over the term of the Notes, Morgan Stanley will pay you at maturity only your principal amount. The Notes will pay interest annually at the rate of 1% per annum regardless of the performance of the underlying index.  Investing in the Notes involves significant risks. You may receive little or no return on your investment in the Notes, other than the 1% per annum interest. Morgan Stanley will only repay your full principal amount if you hold the Notes to maturity. Any payment on the Notes, including the repayment of principal at maturity, is subject to the creditworthiness of Morgan Stanley. If Morgan Stanley were to default on its payment obligations you may not receive any amounts owed to you under the Notes and you could lose your entire investment.

Features	Key Dates
❑  Growth Potential — The Notes provide 111% exposure to the positive performance of the Dow Jones Industrial AverageSM.  If the index return is positive over the term of the Notes, Morgan Stanley will pay you at maturity the principal amount plus a return equal to the participation rate multiplied by the percentage increase in the closing level of the underlying index.

❑  Current Income — Morgan Stanley will pay annual interest at 1% per annum regardless of the performance of the underlying index, subject to its creditworthiness.

❑  No Downside Market Exposure at Maturity — If you hold the Notes to maturity, Morgan Stanley will pay you at least your full principal amount, regardless of the performance of the underlying index.  Any payment on the Notes, including the repayment of principal at maturity, is subject to the creditworthiness of Morgan Stanley.
	Pricing Date Original Issue Date Determination Date* Maturity Date*	November 15, 2011 November 18, 2011 November 15, 2017 November 21, 2017
*Subject to postponement in the event of a market disruption event or non-index business days. See “—Description of Equity-Linked Notes—market disruption event” and “—Summary—Postponement of maturity date” in the accompanying prospectus supplement.

NOTICE TO INVESTORS: YOU MAY ONLY RECEIVE YOUR PRINCIPAL AMOUNT AT MATURITY AND MAY NOT RECEIVE ANY RETURN ON THE NOTES OTHER THAN THE 1% PER ANNUM INTEREST.  THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF MORGAN STANLEY.  YOU SHOULD NOT PURCHASE THE NOTES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE NOTES.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER ‘‘KEY RISKS’’ BEGINNING ON PAGE 5 OF THIS PRICING SUPPLEMENT AND UNDER RISK FACTORS BEGINNING ON PAGE S-16 OF THE ACCOMPANYING PROSPECTUS SUPPLEMENT IN CONNECTION WITH YOUR PURCHASE OF THE NOTES.  EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY AFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR NOTES.

Note Offering
This pricing supplement relates to Market-Linked Notes Linked to the Dow Jones Industrial AverageSM.  The Notes are offered at a minimum investment of $1,000, or 100 Notes at $10.00 per Note, and integral multiples of $10.00 in excess thereof.

Underlying Index	Initial Index Value	Participation Rate	Interest Rate	CUSIP	ISIN
Dow Jones Industrial AverageSM	12,096.16	111%	1% per annum, paid annually	61760T199	US61760T1997

See “Additional Information about Morgan Stanley and the Notes” on page 2. The Notes will have the terms set forth in the accompanying prospectus and prospectus supplement and this pricing supplement.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this pricing supplement or the accompanying prospectus supplement or prospectus. Any representation to the contrary is a criminal offense. The Notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

	Price to Public	Underwriting Discount(1)	Proceeds to Morgan Stanley
Per Note	$10.00	$0.35	$9.65
Total	$1,313,550	$45,972.50	$1,267,527.50

(1)
UBS Financial Services Inc., acting as dealer, will receive from Morgan Stanley & Co. LLC, the agent, a fixed sales commission of 3.5% for each Note it sells. For more information, please see “Supplemental Plan of Distribution; Conflicts of Interest” beginning on page 12 of this pricing supplement.

The agent for this offering, Morgan Stanley & Co. LLC, is our wholly-owned subsidiary.  See “Supplemental Plan of Distribution; Conflicts of Interest” beginning on page 12 of this pricing supplement.

Morgan Stanley	UBS Financial Services Inc.

Additional Information about Morgan Stanley and the Notes

Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the SEC for the offering to which this communication relates. In connection with your investment, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering. You may get these documents for free by visiting EDGAR on the SEC website at.www.sec.gov. Alternatively, Morgan Stanley, any underwriter or any dealer participating in this offering will arrange to send you the prospectus and the prospectus supplement if you so request by calling toll-free 1-(800)-584-6837.

You may access the accompanying prospectus supplement and prospectus on the SEC website at.www.sec.gov as follows:

t	Prospectus supplement dated September 27, 2010:
http://www.sec.gov/Archives/edgar/data/895421/000095010310002765/dp19305_424b2.htm

t	Prospectus dated December 23, 2008:
http://www.sec.gov/Archives/edgar/data/895421/000095010308003004/dp12129_424b2-debt.htm

References to “Morgan Stanley,” “we,” “our” and “us” refer to Morgan Stanley. In this document, the “Notes” refers to the Market-Linked Notes that are offered hereby. Also, references to the accompanying “prospectus” and “prospectus supplement” mean the Morgan Stanley prospectus dated December 23, 2008 and the Morgan Stanley prospectus supplement dated September 27, 2010, respectively.

You should rely only on the information incorporated by reference or provided in this pricing supplement or the accompanying prospectus supplement and prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these Notes in any state where the offer is not permitted. You should not assume that the information in this pricing supplement or the accompanying prospectus supplement and prospectus is accurate as of any date other than the date on the front of this document.

Investor Suitability
The Notes may be suitable for you if:	The Notes may not be suitable for you if:

♦    You fully understand the risks inherent in an investment in the Notes, including the risk of receiving little or no return on your investment other than the 1% per annum interest.

♦    You seek exposure to the upside performance of the underlying index and believe that it will appreciate over the term of the Notes.

♦    You can tolerate receiving only your principal amount at maturity and 1% per annum interest if the underlying index remains unchanged or declines over the term of the Notes.

♦    You can tolerate fluctuations in the price of the Notes prior to maturity that may cause the market value of the Notes to decline below the price you paid for your Notes.

♦    You do not seek current income from your investment of more than 1% per annum and are willing to forgo dividends paid on any of the constituent stocks of the underlying index.

♦    You are willing to hold the Notes to maturity, a term of approximately 6 years, and accept that there may be little or no secondary market for the Notes.

♦    You are willing to assume the credit risk of Morgan Stanley for all payments under the Notes, and understand that if Morgan Stanley defaults on its obligations you may not receive any amounts due to you including the repayment of principal.

♦    You are willing to invest in the Notes at the participation rate of 111%.

♦    You do not fully understand the risks inherent in an investment in the Notes, including the risk of receiving little or no return on your investment other than the 1% per annum interest.

♦    You believe that the level of the underlying index will decline over the term of the Notes.

♦    You cannot tolerate the possibility of receiving only the principal amount and 1% per annum interest if the underlying index remains unchanged or declines over the term of the Notes.

♦    You cannot tolerate fluctuations in the price of the Notes prior to maturity that may cause the market value of the Notes to decline below the price you paid for your Notes.

♦    You seek current income from your investment of more than 1% per annum or prefer to receive the dividends paid on the constituent stocks of the underlying index.

♦    You are unable or unwilling to hold the Notes to maturity, a term of approximately 6 years, or you seek an investment for which there will be an active secondary market.

♦    You are not willing to assume the credit risk of Morgan Stanley for all payments under the Notes, including the repayment of principal.

♦    You are not willing to invest in the Notes at the participation rate of 111%.

The investor suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review “Key Risks” beginning on page 5 of this pricing supplement and the more detailed “Risk Factors” beginning on S-13 of the accompanying prospectus supplement for risks related to an investment in the Notes.

Final Terms		Investment Timeline
Issuer	Morgan Stanley

INVESTING IN THE NOTES INVOLVES SIGNIFICANT RISKS. YOU MAY RECEIVE LITTLE OR NO RETURN ON YOUR INVESTMENT IN THE NOTES OTHER THAN THE 1% PER ANNUM INTEREST PAID ANNUALLY.  MORGAN STANLEY WILL ONLY REPAY THE FULL PRINCIPAL AMOUNT IF YOU HOLD THE NOTES TO MATURITY. ANY PAYMENT ON THE NOTES, INCLUDING THE REPAYMENT OF PRINCIPAL, IS SUBJECT TO THE CREDITWORTHINESS OF MORGAN STANLEY. IF MORGAN STANLEY WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS, YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE NOTES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

Principal Amount	$10 per Note
Term	Approximately 6 years
Underlying Index	Dow Jones Industrial AverageSM
Payment at Maturity (per Note)
Morgan Stanley will pay you a cash payment at maturity linked to the performance of the underlying index during the term of the Notes.
If the index return is greater than zero, Morgan Stanley will pay you an amount equal to:

$10 + supplemental redemption amount

If the index return is zero or negative, Morgan Stanley will pay you the $10 principal amount and you will receive no supplemental redemption amount.
In no event will the payment due at maturity be less than $10 per Note.

Supplemental Redemption Amount	$10 × index return × participation rate
Participation Rate	111%
Interest Rate	1% per annum, calculated on a 30/360 basis and paid annually
Interest Payment Dates
November 18 of 2012, 2013, 2014, 2015 and 2016, as well as the maturity date, provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day.

Index Return	final index value – initial index value initial index value Please note that the prospectus supplement refers to this concept as the "index percent change."
Initial Index Value	12,096.16, which is the index closing value on the pricing date.
Final Index Value	The index closing value on the determination date.
Determination Date	November 15, 2017, subject to postponement in the event of a market disruption event or non-index business days
Maturity Date	November 21, 2017, subject to postponement in the event of a postponement of the determination date
CUSIP / ISIN	61760T199 / US61760T1997
Calculation Agent	Morgan Stanley & Co. LLC (“MS & Co.”)

Key Risks

An investment in the Notes involves significant risks. Some of the risks that apply to the Notes are summarized here, but we urge you to read the more detailed explanation of risks relating to the Notes generally in the “Risk Factors” section in the accompanying prospectus and the accompanying prospectus supplement.  We also urge you to consult your investment, legal, tax, accounting and other advisers in connection with your investment in the Notes.

♦
The amount you receive at maturity may result in a return that is less than the yield on a standard debt security of comparable maturity — The return on the Notes at maturity is linked to the performance of the underlying index and depends on whether, and the extent to which the index return is positive or negative. If the index return is less than or equal to 0%, Morgan Stanley will pay you only the principal amount of $10 for each Note you hold at maturity. Accordingly, the return on your investment in the Notes may be limited to the 1% per annum interest and, therefore, less than the amount that would be paid on a conventional debt security of the issuer of comparable maturity.  Moreover, if the underlying index does not appreciate sufficiently over the term of the Notes, the overall return on the Notes, including the 1% per annum interest, may still be less than the amount that would be paid on a conventional debt security of the issuer of comparable maturity. The Notes have been designed for investors who are willing to forgo market floating interest rates in exchange for a supplemental redemption amount, if any, based on the performance of the underlying index.

♦
Investors are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the Notes — Investors are dependent on our ability to pay all amounts due on the Notes at maturity, and, therefore, investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  If we default on our obligations under the Notes, your investment would be at risk and you could lose some or all of your investment.  As a result, the market value of the Notes prior to maturity will be affected by changes in the market’s view of our creditworthiness.  Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the market value of the Notes.

♦
Repayment of the principal amount only at maturity — You should be willing to hold your Notes to maturity.  If you are able to sell your Notes in the secondary market, you may have to sell them at a loss even if the return of the underlying index at the time of sale is positive.  You will only receive the principal amount of the Notes from Morgan Stanley at maturity, subject to its creditworthiness.

♦
Participation rate applies only if you hold the Notes to maturity — You should be willing to hold the Notes to maturity.  If you are able to sell your Notes in the secondary market, the price you receive will likely not reflect the full economic value of the participation rate or the Notes themselves, and the return you realize may be less than the return of the underlying index even if such return is positive.  You will only receive the benefit of the 111% participation rate in any positive index returns from Morgan Stanley at maturity.

♦
Equity market risk — The return on the Notes in excess of the annual interest payments may be directly linked to the performance of the underlying index and indirectly linked to the value of the stocks comprising the underlying index.  The level of the underlying index can rise or fall sharply due to factors specific to the underlying index or any of the constituent stocks of the underlying index, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility, interest rates and economic and political conditions.

♦
Morgan Stanley cannot control actions by the sponsor of the underlying index and the sponsor of the underlying index has no obligation to consider your interests — Morgan Stanley and its affiliates are not affiliated with CME Group Index Services LLC, which is the sponsor of the Dow Jones Industrial AverageSM, the underlying index, and have no ability to control or predict its actions, including any errors in or discontinuation of public disclosure regarding methods or policies relating to the calculation of the underlying index.  CME Group Index Services LLC is not involved in the offer of the Notes in any way and has no obligation to consider your interest as an owner of the Notes in taking any actions or making any judgments that might affect the market value of your Notes.

♦
Investing in the Notes is not equivalent to investing in the underlying index — Investing in the Notes is not equivalent to investing in the underlying index or the futures contracts that underlie the underlying index. See “Hypothetical Payments on the Notes” below.

♦
Adjustments to the underlying index could adversely affect the value of the Notes — The publisher of the underlying index may add, delete or substitute the securities constituting the underlying index or make other methodological changes that could change the value of the underlying index.  The underlying index publisher may discontinue or suspend calculation or publication of the underlying index at any time. Any of these actions could adversely affect the value of the Notes.  Where the underlying index is discontinued, the calculation agent will have the sole discretion to substitute a successor index that is comparable to the underlying index and will be permitted to consider indices that are calculated and published by the calculation agent or any of its affiliates.

♦
There may be little or no secondary market for the Notes — The Notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the Notes.  MS & Co. may, but is not obligated to, make a market in the Notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Because we do not expect that other broker-dealers will participate significantly in the secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If, at any time, MS & Co. were not to make a market in the Notes, it is likely that there would be no secondary market for the Notes.  Accordingly, you should be willing to hold your Notes to maturity.

♦
Price of the Notes prior to maturity — The market price of the Notes will be influenced by many unpredictable and interrelated factors, including the value of the underlying index at any time and, in particular, on the determination date; the volatility (frequency and magnitude of changes in value) of the underlying index; the dividend rate paid on the constituent stocks of the underlying index; interest and yield rates in the market; time remaining until the Notes mature; geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the underlying index generally and that may affect the final index value of the underlying index and any actual or anticipated changes in our credit ratings or credit spreads.

♦
Impact of fees on the secondary market price of the Notes — Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase the Notes at any time in secondary market transactions will likely be significantly lower than the original issue price, since secondary market prices are likely to exclude commissions paid with respect to the Notes and the cost of hedging our obligations under the Notes that are included in the original issue price.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  These secondary market prices are also likely to be reduced by the cost of unwinding the related hedging transactions.  Our subsidiaries may realize a profit from the expected hedging activity even if investors do not receive a favorable investment return under the terms of the Notes or in any secondary market transaction. In addition, any secondary market prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

♦
Hedging and trading activity by our subsidiaries could potentially adversely affect the value of the Notes — One or more of our subsidiaries have carried out, and will continue to carry out, hedging activities related to the Notes (and possibly to other instruments linked to the underlying index or its constituent stocks), including trading in the stocks that constitute the underlying index as well as in other instruments related to the underlying index.  Some of our subsidiaries also trade the stocks that constitute the underlying index and other financial instruments related to the underlying index on a regular basis as part of their general broker-dealer and other businesses.  Any of these hedging or trading activities on or prior to the pricing date could have increased the initial index value and, therefore, could have increased the level above which the underlying index must close on the determination date before you would receive a payment at maturity that exceeds your initial investment in the Notes.  Additionally, such hedging or trading activities during the term of the Notes, including on the determination date, could adversely affect the value of the underlying index on the determination date and, accordingly, the payment at maturity.

♦
Potential conflict of interest — Morgan Stanley and its affiliates may engage in business related to the underlying index or any of the underlying index constituent stocks, which may present a conflict between the obligations of Morgan Stanley and you, as a holder of the Notes. The calculation agent, an affiliate of the issuer, will determine the index return of the underlying index and calculate the payment at maturity. Determinations made by the calculation agent, including with respect to the occurrence or non-occurrence of market disruption events and the selection of a successor index or calculation of the final index value in the event of a discontinuance of the underlying index, may adversely affect the payout to you at maturity.

♦
Potentially inconsistent research, opinions or recommendations by Morgan Stanley or UBS Financial Services Inc. — Morgan Stanley and its affiliates, or UBS Financial Services Inc. and its affiliates, may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes, and which may be revised at any time. Any such research, opinions or recommendations could affect the level of the underlying index, and therefore the market value of the Notes.

Hypothetical Payments on the Notes

The following table and examples illustrate the payment at maturity on the Notes for a range of index returns. The hypothetical examples are based on the hypothetical values set forth below to illustrate how the Notes work and do not reflect the actual initial index value. The actual initial index value is specified on the cover of this pricing supplement.
Term:	6 years
Principal amount:	$10 per Note
Hypothetical initial index value:	11,000
Participation rate:	111%
Interest rate:	1% per annum, paid annually

The table below illustrates the payment at maturity (including, where relevant, the payment of the supplemental redemption amount) for a hypothetical range of index returns, as well as the total interest payments, and does not cover the complete range of possible payouts at maturity.

Index return	Final index value	Principal amount	Supplemental redemption amount	Payment at maturity	Total interest payments	Return on $10 Note*
100%	22,000	$10	$11.100	$21.100	$0.60	117.00%
90%	20,900	$10	$9.990	$19.990	$0.60	105.90%
80%	19,800	$10	$8.880	$18.880	$0.60	94.80%
70%	18,700	$10	$7.770	$17.770	$0.60	83.70%
60%	17,600	$10	$6.660	$16.660	$0.60	72.60%
50%	16,500	$10	$5.550	$15.550	$0.60	61.50%
40%	15,400	$10	$4.440	$14.440	$0.60	50.40%
30%	14,300	$10	$3.330	$13.330	$0.60	39.30%
20%	13,200	$10	$2.220	$12.220	$0.60	28.20%
10%	12,100	$10	$1.110	$11.110	$0.60	17.10%
5%	11,550	$10	$0.555	$10.555	$0.60	11.55%
0%	11,000	$10	$0	$10.000	$0.60	6.00%
-10%	9,900	$10	$0	$10.000	$0.60	6.00%
-20%	8,800	$10	$0	$10.000	$0.60	6.00%
-30%	7,700	$10	$0	$10.000	$0.60	6.00%
-40%	6,600	$10	$0	$10.000	$0.60	6.00%
-50%	5,500	$10	$0	$10.000	$0.60	6.00%
-60%	4,400	$10	$0	$10.000	$0.60	6.00%
-70%	3,300	$10	$0	$10.000	$0.60	6.00%
-80%	2,200	$10	$0	$10.000	$0.60	6.00%
-90%	1,100	$10	$0	$10.000	$0.60	6.00%
-100%	0	$10	$0	$10.000	$0.60	6.00%
* The return per $10 note includes the payment at maturity and the total interest payments.

Example 1 — If the final index value is 12,650, the index return over the term of the Notes is (12,650 - 11,000)/11,000 = 15%. Because the index return is greater than zero, investors would receive a payment at maturity from Morgan Stanley equal to the sum of (A) the principal amount plus (B) the supplemental redemption amount, as calculated below, in addition to interest payments of 1% per annum during the term of the Notes:

Payment at maturity per $10 principal amount	=	$10 + supplemental redemption amount
	=	$10 + ($10 × index return × participation rate)
	=	$10 + ($10 × 15% × 111%)
	=	$11.665

Example 2 — If the final index value is 8,800, the index return over the term of the Notes is (8,800 - 11,000)/11,000 = -20%. Because the index return is negative, investors would receive at maturity from Morgan Stanley only the $10 principal amount and no supplemental redemption amount. Investors would also receive interest payments of 1% per annum during the term of the Notes.

Any payment on the Notes, including the repayment of principal at maturity, is subject to the creditworthiness of Morgan Stanley. If Morgan Stanley were to default on its payment obligations, you may not receive any amounts owed to you under the Notes and you could lose your entire investment.

What Are the Tax Consequences of the Notes?

The Notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to U.S. Holders.”  Under this treatment, if you are a U.S. taxable investor, you generally will be subject to annual income tax based on the “comparable yield” (as defined in the accompanying prospectus supplement) of the Notes, adjusted upward or downward to reflect the difference, if any, between the actual and projected amount of the contingent payment on the Notes.  In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the Notes generally will be treated as ordinary income.  We have determined that the “comparable yield” for the Notes is a rate of 6.2620% per annum, compounded annually, and the projected payment schedule with respect to a Note consists of the following payments:

November 18, 2012	$0.10
November 18, 2013	$0.10
November 18, 2014	$0.10
November 18, 2015	$0.10
November 18, 2016	$0.10
November 21, 2017	$13.80

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ accruals of original issue discount and adjustments thereto in respect of the Notes for U.S. federal income tax purposes, and we make no representation regarding the actual amount of the payment that will be made on a Note.

If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to Non-U.S. Holders.”

You should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the Notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

The Dow Jones Industrial AverageSM

The Dow Jones Industrial AverageSM is a price-weighted index composed of 30 common stocks selected at the discretion of the editors of The Wall Street Journal, which is published by Dow Jones Indexes, the marketing name and a licensed trademark of CME Group Index Services LLC, as representative of the broad market of U.S. industry.  On November 4, 2011, The McGraw-Hill Companies, Inc. (“McGraw-Hill”) and CME Group Inc. (“CME Group”), the 90% owner of the CME Group and Dow Jones & Company, Inc. joint venture that owns the Dow Jones Indexes business, announced a new joint venture, S&P/Dow Jones Indices, which will own the S&P Indices business and the Dow Jones Indexes business, including the Dow Jones Industrial AverageSM.  McGraw-Hill and CME Group expect S&P/Dow Jones Indices to be operational in the first half of 2012, subject to regulatory approval and other conditions.

For additional information about the Dow Jones Industrial AverageSM, see the information set forth under “Annex A—Underlying Indices and Underlying Index Publishers Information—Dow Jones Industrial AverageSM” in the accompanying prospectus supplement.

License Agreement between Dow Jones and Morgan Stanley

“Dow Jones,” “Dow Jones Industrial Average,” “Dow Jones Indexes” and “DJIA” are service marks of Dow Jones Trademark Holdings LLC and have been licensed for use by Morgan Stanley.  See “Annex A—Underlying Indices and Underlying Index Publishers Information—Dow Jones Industrial AverageSM—License Agreement between Dow Jones and Morgan Stanley” in the accompanying prospectus supplement.

Historical Information
The following table sets forth the quarterly high and low index closing values, as well as end-of-quarter index closing values, for the underlying index from January 1, 2006 through November 15, 2011.  The related graph sets forth the daily closing values of the underlying index for the same time period. The index closing value of the Dow Jones Industrial AverageSM on November 15, 2011 was 12,096.16.  We obtained the closing values and other information below from Bloomberg Financial Markets, without independent verification.  Past performance of the underlying index is not indicative of its future performance.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close

1/1/2006	3/31/2006	11,317.43	10,667.39	11,109.32
4/1/2006	6/30/2006	11,642.65	10,706.14	11,150.22
7/1/2006	9/30/2006	11,718.45	10,739.35	11,679.07
10/1/2006	12/31/2006	12,510.57	11,670.35	12,463.15
1/1/2007	3/31/2007	12,786.64	12,050.41	12,354.35
4/1/2007	6/30/2007	13,676.32	12,382.30	13,408.62
7/1/2007	9/30/2007	14,000.41	12,845.78	13,895.63
10/1/2007	12/31/2007	14,164.53	12,743.44	13,264.82
1/1/2008	3/31/2008	13,056.72	11,740.15	12,262.89
4/1/2008	6/30/2008	13,058.2	11,346.51	11,350.01
7/1/2008	9/30/2008	11,782.35	10,365.45	10,850.66
10/1/2008	12/31/2008	10,831.07	7,552.29	8,776.39
1/1/2009	3/31/2009	9,034.69	6,547.05	7,608.92
4/1/2009	6/30/2009	8,799.26	7,761.60	8,447.00
7/1/2009	9/30/2009	9,829.87	8,146.52	9,712.28
10/1/2009	12/31/2009	10,548.51	9,487.67	10,428.05
1/1/2010	3/31/2010	10,907.42	9,908.39	10,856.63
4/1/2010	6/30/2010	11,205.03	9,774.02	9,774.02
7/1/2010	9/30/2010	10,860.26	9,686.48	10,788.05
10/1/2010	12/31/2010	11,585.38	10,751.27	11,577.51
1/1/2011	3/31/2011	12,391.25	11,613.30	12,319.73
4/1/2011	6/30/2011	12,810.54	11,897.27	12,414.34
7/1/2011	9/30/2011	12,724.41	10,719.94	10,913.38
10/1/2011	11/15/2011*	12,231.11	10,655.30	12,096.16

*
Available information for the indicated period includes data for less than the entire calendar quarter and accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only.

Use of Proceeds and Hedging

The net proceeds we receive from the sale of the Notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the Notes through one or more of our subsidiaries.  The original issue price of the Notes includes the agent’s commissions (as shown on the cover page of this pricing supplement) paid with respect to the Notes and the cost of hedging our obligations thereunder.  The cost of hedging includes the projected profit that our subsidiaries expect to realize in consideration for assuming the risks inherent in managing the hedging transactions.  Since hedging our obligations entails risk and may be influenced by market forces beyond our or our subsidiaries’ control, such hedging may result in a profit that is more or less than initially projected, or could result in a loss.  See also “Use of Proceeds and Hedging” in the accompanying prospectus supplement.

On or prior to the pricing date, we, through our subsidiaries or others, hedged our anticipated exposure in connection with the Notes by taking positions in the stocks constituting the underlying index and in futures or options contracts on the underlying index or its component stocks listed on major securities markets.  Such purchase or sale activity could have increased the value of the underlying index on the pricing date, and therefore could have increased the value above which such underlying index must close on the determination date before you would receive at maturity a payment that exceeds the principal amount of the Notes.  In addition, through our subsidiaries, we are likely to modify our hedge position throughout the life of the Notes, including on the determination date, by purchasing and selling the stocks constituting the underlying index; in futures or options contracts on the underlying index or its component stocks listed on major securities markets; or positions in any other available securities or instruments that we may wish to use in connection with such hedging activities.  Such hedging or trading activities during the life of the Notes could adversely affect the value of the underlying index, and accordingly, could increase the likelihood of the final underlying index level being less than the initial underlying index level.  We cannot give any assurance that our hedging activities will not affect the value of the underlying index and, therefore, adversely affect the value of the Notes or the payment you will receive at maturity.

Benefit Plan Investor Considerations

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Notes.  Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MS & Co., may be considered a “party in interest” within the meaning of ERISA, or a “disqualified person” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”).  Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the Notes are acquired by or with the assets of a Plan with respect to which MS & Co. or any of its affiliates is a service provider or other party in interest, unless the Notes are acquired pursuant to an exemption from the “prohibited transaction” rules.  A violation of these “prohibited transaction” rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the Notes.  Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers).  In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code may provide an exemption for the purchase and sale of Notes and the related lending transactions, provided that neither the issuer of the Notes nor any of its affiliates has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of the Plan involved in the transaction, and provided further that the Plan pays no more, and receives no less, than “adequate consideration” in connection with the transaction (the so-called “service provider” exemption). There can be no assurance that any of these class or statutory exemptions will be available with respect to transactions involving the Notes.

Because we may be considered a party in interest with respect to many Plans, the Notes may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCEs 96-23, 95-60, 91-38, 90-1, 84-14 or the service provider exemption or such purchase, holding or disposition is otherwise not prohibited.  Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the Notes will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the Notes that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such Notes on behalf of or with “plan assets” of any Plan or with any assets of a governmental, non-U.S. or church plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code (“Similar Law”) or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code or any Similar Law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the Notes on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief.

Each purchaser and holder of the Notes has exclusive responsibility for ensuring that its purchase, holding and disposition of the Notes do not violate the prohibited transaction rules of ERISA or the Code or any Similar Law.  The sale of any Notes to any Plan or plan subject to Similar Law is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of Morgan Stanley or Morgan Stanley Smith Barney LLC or their respective affiliates or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Notes by the account, plan or annuity.

Supplemental Plan of Distribution; Conflicts of Interest

MS & Co. is the agent for this offering.  We have agreed to sell to MS & Co., and MS & Co. has agreed to purchase, all of the Notes at the issue price less the underwriting discount indicated on the cover of this document.  UBS Financial Services Inc., acting as dealer, will receive from MS & Co. a fixed sales commission that will not exceed 3.5% for each Note it sells.

MS & Co. is our wholly-owned subsidiary. MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the Notes of an affiliate and related conflicts of interest.  MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.

In order to facilitate the offering of the Notes, the agent may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes.  Specifically, the agent may sell more Notes than it is obligated to purchase in connection with the offering, creating a naked short position in the Notes, for its own account.  The agent must close out any naked short position by purchasing the Notes in the open market.  A naked short position is more likely to be created if the agent is concerned that there may be downward pressure on the price of the Notes in the open market after pricing that could adversely affect investors who purchase in the offering.  As an additional means of facilitating the offering, the agent may bid for, and purchase, the Notes or the securities underlying the underlying index in the open market to stabilize the price of the Notes.  Any of these activities may raise or maintain the market price of the Notes above independent market levels or prevent or retard a decline in the market price of the Notes.  The agent is not required to engage in these activities, and may end any of these activities at any time.  An affiliate of the agent has entered into a hedging transaction with us in connection with this offering of Notes.  See “—Use of Proceeds and Hedging” above.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special counsel to Morgan Stanley, when the Notes offered by this pricing supplement have been executed and issued by Morgan Stanley and authenticated by the trustee pursuant to the Senior Debt Indenture, and delivered against payment as contemplated herein, such Notes will be valid and binding obligations of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Debt Indenture and its authentication of the Notes and the validity, binding nature and enforceability of the Senior Debt Indenture with respect to the trustee, all as stated in the letter of such counsel dated March 24, 2011, which has been filed as an exhibit to a Current Report on Form 8-K by Morgan Stanley on March 24, 2011.